CM 3.17

SECUR 05038467 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TradeLink Securities LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Jackson Boulevard, Suite 2300
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven M. Abraham — 312-264-2000 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

BEST AVAILABLE COPY

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

RS 3/17

OATH OR AFFIRMATION

I, Steven M. Abraham, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of TradeLink Securities LLC, as of December 31, 2004, is true ar correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director h any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

25th day of February 2005

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

TradeLink Securities LLC

Statement of Financial Condition

December 31, 2004

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

TradeLink Securities LLC
Table of Contents
December 31, 2004

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
TradeLink Securities LLC

We have audited the accompanying statement of financial condition of TradeLink Securities LLC as of December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeLink Securities LLC as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 4, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

TradeLink Securities LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 9,477,022
Receivable from clearing broker	30,354,439
Securities owned, pledged	13,165,397
Other assets	25,128
Total assets	$ 53,021,986

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 22,827
Securities sold not yet purchased	28,692,600
Total	28,715,427
Members' equity	24,306,559
Total liabilities and members' equity	$ 53,021,986

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—TradeLink Securities LLC (the "Company") is a registered securities broker-dealer, conducting business as a market maker/specialist, buying, selling and dealing as principal in securities for its own account. The Company clears all securities through its clearing broker.

The Company commenced operations as of October 7, 2004 and will terminate on March 19, 2033, in accordance with its operating agreement and pursuant to the Delaware Limited Liability Company Act of the Delaware Code (the "Act"), unless the Company is earlier dissolved in accordance with either the provisions of its operating agreement or the Act.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Financial Instruments—Transactions in equity securities are recorded on trade date. Marketable securities are carried at market value, with the resulting unrealized gains and losses reflected in revenue.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at market or fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Income Taxes—The Company is treated as a partnership for federal income tax purposes. Consequently, the Company does not pay federal income taxes on its earnings. Members are taxed individually on their respective shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the provisions of the operating agreement.

Note 2 Receivable from Clearing Broker

Cash and financial instruments held at the Company's clearing broker collateralize short positions and amounts due to the clearing broker, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 3 Related-Party Transactions

Under informal and formal agreements, the Company reimburses an entity affiliated by common ownership, for operating expenses incurred and paid on behalf of the Company and for the use of certain trading systems, respectively. Accounts payable includes $6,076 due to this entity at December 31, 2004.

Note 4 Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary market-making and trading activities, enters into transactions involving financial instruments that may have market risk and/or credit risk in excess of amounts recorded in the statement of financial condition.

Market Risk—The Company has sold securities that it does not currently own and will therefore be obligated to acquire the securities in the future at prevailing market prices, which may exceed the amount recorded in the statement of financial condition.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all positions in which the Company has a gain. Credit risk also arises from cash deposits maintained in bank accounts that may, at times, exceed federally insured limits.

Concentration of Credit Risk—The Company clears most of its trades through a clearing broker located in Chicago, Illinois. In the event this party does not fulfill its obligation, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

Note 5 Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" in the first year of operations equal to the greater of $100,000 or 12-1/2 percent (6-2/3 percent thereafter) of "aggregate indebtedness," as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2004, the Company had net capital and net capital requirements of $14,633,485 and $100,000, respectively. The net capital rules may effectively restrict the withdrawal of members' equity.